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                                Exhibit 11

           Statement Regarding Computation of Per Share Earnings

                                       Quarter Ended March 31,
                                          1995         1994
                                     (In Thousands, Except Per
                                             Share Data)
Net Income:
  Net income as reported               $ 11,320     $  5,568

Shares:
  Weighted average number of
    common shares outstanding            19,363       22,637
  Common stock equivalents
    (stock options)                         207           30
      Primary shares                     19,570       22,667

Primary net income (loss)
  per share                            $    .58     $    .25